CIM HIGH YIELD SECURITIES
                              EXHIBIT TO ITEM 77 C

	A Special Meeting of Shareholders of CIM High Yield Securities (the "Fund") was held on May 27, 1998. The following proposal was submitted for a vote of the shareholders:

1. Approval of a new investment advisory Agreement between the Fund and Chancellor LGT Asset Management, Inc. (whose name was changed to Invesco (NY), Inc., effective June 1, 1998);

With respect to the [proposal relating to the new investment advisory agreement, the following votes and percentages were recorded:

For                    Against         Abstained
---                    -------         ---------
4,927,844/*/		94,590		83,348

/*/ Represents 84.88% of the outstanding shares of the Fund.